UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-41785

Able View Global Inc.

(Exact name of Registrant as specified in its charter)

Room 1702, Building 2, Global Metropolis Plaza

58 Yaoyuan Road, Pudong New Area

Shanghai, 200001, People’s Republic of China

+86 185 0177 0425

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

Able View Global Inc. (the “Company”) furnishes under the cover of Form 6-K the following:

ABLE VIEW GLOBAL INC.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
As of June 30, 2026 and December 31, 2025
(Expressed in U.S. dollar, except for share and per share data, unless otherwise noted)

	June 30, 2026	December 31, 2025
ASSETS
Current Assets
Cash and cash equivalents	$4,071,690	$9,010,336
Accounts receivable	16,817,914	12,765,279
Prepayments and other current assets	6,232,087	6,987,633
Inventories	3,299,378	3,347,184
Total Current Assets	30,421,069	32,110,432

Non-current Assets
Property and equipment, net	97,267	117,635
Right of use assets, net	988,479	228,330
Deferred tax assets	1,516,135	1,494,931
Other non-current assets	798,691	598,943
Total Non-current Assets	3,400,572	2,439,839
Total Assets	$33,821,641	$34,550,271

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Short-term loans	$9,590,696	$9,259,172
Accounts payable	1,811,884	1,949,054
Advance from customers	98,589	909,243
Income tax payable	3,989,473	3,626,532
Lease liabilities, current	414,782	93,191
Other payable and accrued expenses	3,029,121	3,934,724
Total Current Liabilities	18,934,545	19,771,916

Non-current Liabilities
Lease liabilities, non-current	595,821	110,622
Amount due to related parties, non-current	3,765,825	4,714,830
Long-term borrowings	2,180,694	2,180,694
Total Non-current Liabilities	6,542,340	7,006,146
Total Liabilities	25,476,885	26,778,062

Commitments and Contingencies

Shareholders’ Equity
Class A Ordinary Shares ($0.0001 par value, 100,000,000 shares authorized; 24,871,433 shares and 24,871,433 shares issued and outstanding as of June 30, 2026 and December 31, 2025, respectively)	2,487	2,487
Class B Ordinary Shares ($0.0001 par value, 500,000,000 shares authorized; 24,518,489 shares and 24,518,489 shares issued and outstanding as of June 30, 2026 and December 31, 2025, respectively)	2,452	2,452
Additional paid-in capital	4,889,368	4,889,368
Statutory reserve	666,574	666,574
Retained earnings	3,317,978	2,354,276
Accumulated other comprehensive loss	(534,103)	(142,948)
Total Shareholders’ Equity	8,344,756	7,772,209
Total Liabilities and Shareholders’ Equity	$33,821,641	$34,550,271

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements

ABLE VIEW GLOBAL INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND
COMPREHENSIVE INCOME
For the Six Months Ended June 30, 2026 and 2025
(Expressed in U.S. dollar, except for share and per share data, unless otherwise noted)

	For the Six Months Ended June 30,
	2026	2025
Revenues
- Product sales to third parties	$56,908,222	$43,777,664
- Product sales to related parties	95,312	—
- Services provided to third parties	2,714,653	2,876,483
Total revenue	59,718,187	46,654,147

Cost of revenue
- Product sales to third parties	(50,300,432)	(38,759,242)
- Product sales to related parties	(70,397)	—
- Services provided to third parties	(1,024,671)	(1,033,384)
Total cost of revenue	(51,395,500)	(39,792,626)

Gross profit	8,322,687	6,861,521

Operating expenses
Selling and marketing expenses	(3,699,105)	(3,463,123)
General and administrative expenses	(2,980,559)	(1,904,206)
Total operating expenses	(6,679,664)	(5,367,329)

Income from operations	1,643,023	1,494,192

Other income (expenses), net
Interest expenses, net	(356,713)	(317,108)
Other income (expenses)	31,271	(32,811)
Foreign currency exchange gain	98,406	225,537
Total other expenses, net	(227,036)	(124,382)

Income before income taxes	1,415,987	1,369,810

Income tax expenses	(452,285)	(1,537,266)

Net income (loss) from continuing operations	963,702	(167,456)

Discontinued operations:
Loss before income taxes from operations of discontinued operation	—	(675,658)
Gain on disposal of discontinued operation	—	4,760,997
Income tax expenses	—	(497,968)
Net income from discontinued operations	—	3,587,371

Net income	963,702	3,419,915

Other comprehensive income (expenses)
Foreign currency translation adjustment	(391,155)	(854,774)
Comprehensive income	572,547	2,565,141
Earnings (loss) per share from continuing operations – basic and diluted	$0.02	$(0.00)
Earnings per share from discontinued operations – basic and diluted	—	$0.07
Earnings per share – basic and diluted	$0.02	$0.07

Weighted average shares – basic and diluted	49,389,922	49,389,922

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements

ABLE VIEW GLOBAL INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN
SHAREHOLDERS’ EQUITY
For the Six Months Ended June 30, 2026 and 2025
(Expressed in U.S. dollar, except for share and per share data, unless otherwise noted)

	Class A Ordinary Shares		Class B Ordinary Shares		Additional			Accumulated other	Total
	Number of shares	Amount	Number of shares	Amount	paid-in capital	Statutory reserve	Retained earnings	comprehensive (Loss) income	Shareholders’ equity
Balance as of December 31, 2024	24,871,433	$2,487	24,518,489	$2,452	$4,889,368	$158,027	$2,042,805	$(3,924)	$7,091,215
Adjustment of statutory reserve due to disposal of a subsidiary	—	—	—	—	—	(133,630)	133,630	—	—
Net income	—	—	—	—	—	—	3,419,915	—	3,419,915
Foreign currency translation adjustments	—	—	—	—	—	—	—	(854,774)	(854,774)
Balance as of June 30, 2025	24,871,433	$2,487	24,518,489	$2,452	$4,889,368	$24,397	$5,596,350	$(858,698)	$9,656,356

Balance as of December 31, 2025	24,871,433	$2,487	24,518,489	$2,452	$4,889,368	$666,574	$2,354,276	$(142,948)	$7,772,209
Net income	—	—	—	—	—	—	963,702	—	963,702
Foreign currency translation adjustments	—	—	—	—	—	—	—	(391,155)	(391,155)
Balance as of June 30, 2026	24,871,433	$2,487	24,518,489	$2,452	$4,889,368	$666,574	$3,317,978	$(534,103)	$8,344,756

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements

ABLE VIEW GLOBAL INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Six Months Ended June 30, 2026 and 2025
(Expressed in U.S. dollar)

	For the Six Months Ended June 30,
	2026	2025
Net cash (used in) provided by operating activities from continuing operations	$(3,888,598)	30,287
Net cash provided by operating activities from discontinued operations	—	4,827,758
Net cash (used in) provided by operating activities	(3,888,598)	4,858,045

Cash flows from investing activities:
Purchase of property and equipment	(9,929)	(4,454)
Collection of loans to a third party	—	500,000
Advances to related parties	(2,261,306)	—
Collection of advances to a related party	51,003	—
Net cash (used in) provided by investing activities from continuing operations	(2,220,232)	495,546
Net cash used in investing activities from discontinued operations	—	(311,612)
Net cash (used in) provided by investing activities	(2,220,232)	183,934

Cash flows from financing activities:
Proceeds from short-term borrowings	18,191,754	14,395,321
Repayments of short-term borrowings	(17,972,154)	(13,189,978)
Borrowings from related parties	3,847,107	3,026,218
Repayment of short-term borrowings to related parties	(2,643,675)	(6,447,077)
Repayment of borrowings to Shanghai Jingyue	—	(6,716,212)
Payments of dividends to shareholders	(57,513)	(57,753)
Net cash provided by (used in) financing activities from continuing operations	1,365,519	(8,989,481)
Net cash used in financing activities from discontinued operations	—	(4,490,841)
Net cash provided by (used in) financing activities	1,365,519	(13,480,322)

Effect of exchange rate changes on cash and cash equivalents from continuing operations	(195,335)	(416,740)
Effect of exchange rate changes on cash and cash equivalents from discontinued operations		2,952

Net decrease in cash and cash equivalents, including cash and cash equivalents classified to assets of discontinued operations	(4,938,646)	(8,880,388)
Less: net change in cash and cash equivalents classified to assets of discontinued operations	—	(28,257)
Net decrease in cash and cash equivalents of continuing operations	(4,938,646)	(8,908,645)
Cash and cash equivalents of continuing operations at beginning of period	9,010,336	15,191,995
Cash and cash equivalents of continuing operations at end of period	$4,071,690	$6,283,350

Supplemental cash flow information
Cash paid for interest expense	$302,619	$272,368
Cash paid for income tax	$151,170	$206,499

Noncash financing activities
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	$881,553	$—
Net settlement of dividends payable with due from related parties from discontinued operations	$—	$9,988,060
Net settlement of dividends payable with due from related parties from continuing operations	$688,314	$4,567,520
Net settlement of due from related parties and due to related parties within continuing operations	$1,454,026	$437,699
Net settlement of due from related parties and due to related parties between continuing operations and discontinued operations	$—	$961,649

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements

ABLE VIEW GLOBAL INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND BUSINESS DESCRIPTION

Able View Global Inc. (“Able View Global”, or the “Company”) was incorporated as a private company under the laws of Cayman Island on October 11, 2022, as a direct wholly owned subsidiary of Able View Inc. (“Ableview Cayman”). Ableview Cayman was incorporated on January 21, 2021 under the laws of the Cayman Islands as an exempted company with limited liability.

The Company, through its subsidiaries (herein the subsidiaries are collectively referred to as the “Operating Subsidiaries”) are engaged in importing and selling cosmetics and other beauty products to E-commerce platforms and distributor customers, as well as individual customers, and provision of operation services for online stores owned by customers.

As of June 30, 2026, the Company’s major operating entities were comprised of the following:

Name	Date of Incorporation	Place of Incorporation	Percentage of effective ownership	Principal activities
Ableview Brands Limited (“Ableview Brands”)	February 25, 2021	Hong Kong	100%	Importing and selling cosmetics and other beauty products
Ableview Management Limited (“Ableview Management”)	May 25, 2021	Hong Kong	100%	Importing and selling cosmetics and other beauty products
Able View Enterprise Limited (“Able View”)	November 18, 2015	Hong Kong	100%	Importing and selling cosmetics and other beauty products
Shanghai Weitong Trading Co., Ltd. (“Weitong”)	May 28, 2015	PRC	100%	Importing and selling cosmetics and other beauty products and provision of operation services
Shanghai Jingnan Medicial Appliances Co., Ltd. (“Shanghai Jingnan”)	November 16, 2022	PRC	100%	Importing and selling cosmetics and other beauty products
Healthy Great Pte. Ltd. (“Ableview Singapore”)	December 7, 2022	Singapore	100%	Importing and selling cosmetics and other beauty products
Shanghai Jinglu Trading Co., Ltd. (“Shanghai Jinglu”)	November 24, 2020	PRC	100%	Importing and selling cosmetics and other beauty products and provision of operation services
Beijing Jingyuan Trading Co., Ltd. (“Beijing Jingyuan”)	October 14, 2020	PRC	100%	Importing and selling cosmetics and other beauty products
Wuhan Jingtong Trading Co., Ltd. (“Wuhan Jingtong”)	May 16, 2025	PRC	100%	Importing and selling cosmetics and other beauty products

Disposal of Shanghai Jingyue Trading Co., Ltd. (“Shanghai Jingyue”)

On June 27, 2025, the Company disposed of Shanghai Jingyue to an unrelated third party (the “Buyer”). The management believed the disposal of Shanghai Jingyue represented a strategic shift, which had a major effect on the Company’s operations and financial results, and was accounted for as discontinued operations in accordance with ASC 205-20.

Proposal for increase of voting rights of Class A Ordinary Share

On March 13, 2026, the Company held a meeting of the holders of Class B Ordinary Shares (the “Class B Meeting”) and an extraordinary general meeting of the shareholders of the Company (the “EGM”) at the principal office of the Company. At the Class B Meeting, holders of Class B Ordinary Shares approved an ordinary resolution to increase the voting rights of each Class A Ordinary Share from 10 votes to 100 votes on all matters subject to vote at general meetings of the Company. At the EGM, holders of Class A Ordinary Shares and Class B Ordinary Shares approved four proposed resolutions, including (i) a share consolidation of all Ordinary Shares at a ratio of up to 1:200, with the specific ratio and effective time at the Board’s discretion; (ii) an increase in authorized share capital in line with the consolidation ratio, immediately after the implementation of the reverse stock split; (iii) an increase in the voting rights of Class A Ordinary Shares from 10 votes to 100 votes per share on all matters subject to vote at general meetings of the Company, and (iv) the adoption of a Second Amended and Restated Memorandum and Articles of Association to give effect to the foregoing resolutions. None of these four proposals have been effective as of the issuance date of these condensed consolidated financial statements.

ABLE VIEW GLOBAL INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The interim condensed consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).

The condensed consolidated financial information as of June 30, 2026 and for the six months ended June 30, 2026 and 2025 has been prepared pursuant to the rules and regulations of the SEC and pursuant to Regulation S-X. Certain information and footnote disclosures, which are normally included in annual financial statements prepared in accordance with U.S. GAAP, have been omitted pursuant to those rules and regulations. The interim financial information should be read in conjunction with the consolidated financial statements and the notes thereto for the fiscal years ended December 31, 2025 and 2024, included in the Company’s Annual Report on Form 20-F filed on April 27, 2026.

In the opinion of the management, the accompanying condensed consolidated financial statements reflect all normal recurring adjustments, which are necessary for a fair presentation of financial results for the interim periods presented. The Company believes that the disclosures are adequate to make the information presented not misleading. The accompanying condensed consolidated financial statements have been prepared using the same accounting policies as used in the preparation of the Company’s consolidated financial statements for the years ended December 31, 2025 and 2024.

Basis of consolidation

The condensed consolidated financial statements include the accounts of the Company and its wholly and majority owned subsidiaries. All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

All intercompany transactions and balances have been eliminated upon consolidation.

Use of estimates

The preparation of condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities on the date of the condensed consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, management reviews these estimates and assumptions using the currently available information. Changes in facts and circumstances may cause the Company to revise its estimates. The Company bases its estimates on past experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Estimates are used when accounting for items and matters including, but not limited to, determinations of the useful lives and valuation of long-lived assets, allowances for credit losses for accounts receivable and other receivables, valuation of deferred tax assets, and other provisions and contingencies.

ABLE VIEW GLOBAL INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Foreign currency translation

Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing on the dates of the transaction. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency using the applicable exchange rates on the date of the balance sheet.

The reporting currency of the Company and its subsidiaries is U.S. dollars (“US$”) and the accompanying condensed consolidated financial statements have been expressed in US$.

In general, for consolidation purposes, assets and liabilities of the Company and its subsidiaries whose functional currency is not US$, are translated into US$, using the exchange rate on the balance sheet date. Revenues and expenses are translated at average rates prevailing during the period. The gains and losses resulting from translation of financial statements of the Company and its subsidiaries are recorded as a separate component of accumulated other comprehensive income (loss) within the consolidated statement of shareholders’ equity.

Translation of amounts from HKD, SGD and RMB into US$ has been made at the following exchange rates for the respective periods:

	June 30, 2026	December 31, 2025
HKD exchange rate for balance sheet items, except for equity accounts	7.8420	7.7833
SGD exchange rate for balance sheet items, except for equity accounts	1.2941	1.2859
RMB exchange rate for balance sheet items, except for equity accounts	6.7851	6.9931

	For the Six Months Ended June 30,
	2026	2025
HKD exchange rate for items in the statements of income and comprehensive income, and statements of cash flows	7.8243	7.7917
SGD exchange rate for items in the statements of income and comprehensive income, and statements of cash flows	1.2775	1.3237
RMB exchange rate for items in the statements of income and comprehensive income, and statements of cash flows	6.8624	7.2526

No representation is made that the HKD, SGD and RMB amounts could have been, or could be, converted into U.S. dollars at the rates used in translation.

ABLE VIEW GLOBAL INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Accounts receivable

On January 1, 2023, the Company adopted ASU 2016-13, “Financial Instruments — Credit Losses (Accounting Standards Codification (“ASC” Topic 326): Measurement on Credit Losses on Financial Instruments”, including certain subsequent amendments, transitional guidance and other interpretive guidance within ASU 2018-19, ASU 2019-04, ASU 2019-05, ASU 2019-11, ASU 2020-02 and ASU 2020-03 (collectively, including ASU 2016-13, “ASC 326”). ASC 326 introduces an approach based on expected losses to estimate the allowance for doubtful accounts, which replaces the previous incurred loss impairment model. The adoption of this guidance did not have a material impact on the Company’s unaudited condensed consolidated financial statements. In July 2025, the FASB issued ASU 2025-05, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets, which provides a practical expedient for estimating expected credit losses on current accounts receivable and current contract assets arising from transactions accounted for under Topic 606 – Revenue from Contracts with Customers. Under this practical expedient, entities may assume that current conditions as of the balance sheet date do not change for the remaining life of the asset. The ASU is effective for financial statements issued for fiscal years beginning after December 15, 2025. Early adoption is permitted. The Company adopted this ASU from January 1, 2026, and it has no material impact on its unaudited condensed consolidated financial statements. Accounts receivables are recorded at the gross amount less an allowance for any expected credit losses and do not bear interest.

The management maintains an allowance for credit losses and records the allowance for credit losses as an offset to accounts receivable and the estimated credit losses charged to the allowance is classified as “General and administrative expenses” in the condensed consolidated statements of income and comprehensive income. In determining the amount of the allowance for credit losses, the Company considers historical collectability based on past due status, the age of the balances, credit quality of the Company’s customers based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Company’s ability to collect from customers. Delinquent account balances are written off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. As of June 30, 2026 and December 31, 2025, there were no allowances for credit losses for accounts receivable.

Inventories

Inventories, consisting of cosmetics and other beauty products available for sale, are stated at the lower of cost or net realizable value. Cost of inventories is determined using the weighted average cost method. Adjustments are recorded to write down the cost of inventories to the estimated net realizable value due to damaged goods and slow-moving merchandise, which is dependent upon factors such as historical and forecasted consumer demand, and promotional environment. The Company takes ownership, risks and rewards of the products purchased. Write-downs are recorded in cost of revenues in the condensed consolidated statements of income and comprehensive income. For the six months ended June 30, 2026 and 2025, the Company wrote down inventory by $188,715 and $nil due to damages and slowing moving merchandise.

Revenue recognition

In accordance with ASC 606, revenues are recognized when control of the promised products is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those products. The Company also evaluates whether it is appropriate to record the gross amount of product sales. When the Company is a principal, and the Company obtains control of the specified goods before they are transferred to the customers, the revenues should be recognized in the gross amount of consideration to which it expects to be entitled to in exchange for the specified goods transferred. Revenues are recorded net of value-added taxes.

Sales of cosmetics and other beauty products

For the six months ended June 30, 2026 and 2025, the Company generated revenues primarily from selling cosmetics and other beauty products. The Company identifies a single performance obligation from contracts which is the sales of cosmetics and other beauty products. The Company recognizes the product revenue on a gross basis as the Company is acting as a principal in these transactions and is responsible for fulfilling the promise to provide the specified goods, subject to inventory risks and has the discretion in establishing prices. The Company recognizes revenues at a point in time when the control over the cosmetics and other beauty products are transferred to customers.

The Company recognizes revenues net of return allowances and consideration payable to customers when the products are delivered, and control is transferred to customers. For sales with return conditions, the Company reasonably estimates the possibility of return based on the historical experience, changes in judgments on these assumptions and estimates could materially impact the amount of net revenues recognized. As of June 30, 2026 and December 31, 2025, the Company did not record return allowance because the Company did not expect a significant reversal in the amount of cumulative revenue.

ABLE VIEW GLOBAL INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Revenue recognition (cont.)

Provision of operation services

The Company also generated revenues from provision of operation services for online stores owned by customers. The operation services cover marketing and promotion of cosmetics products, warehouse management, logistics of products, and customer relationship services. The Company identifies a single performance obligation from contracts. The transaction price is determined by a fixed percentage of sales volume. There were no variable considerations, significant financing components or payments to customers in the agreements with customers. The Company recognizes revenues over time when service is provided. The Company has a right to considerations from the customers in an amount that corresponds directly with the value the Company’s performance completed to date. The Company adopted practical expedient under ASC 606-10-55-18, and recognized revenues from provision of operation services based on amounts invoiced to the customers.

Contract balances

The Company classifies its right to consideration in exchange for services transferred to a customer as either a receivable or a contract asset. A receivable is a right to consideration that is unconditional as compared to a contract asset which is a right to consideration that is conditional upon factors other than the passage of time. The Company recognizes accounts receivable in its condensed consolidated balance sheets when it performs a service in advance of receiving consideration and it has the unconditional right to receive consideration. A contract asset is recorded when the Company has transferred services to the customer before payment is received or is due, and the Company’s right to consideration is conditional on future performance or other factors in the contract. As of June 30, 2026 and December 31, 2025, the Company did not record contract assets.

Contract liabilities are recognized if the Company receives consideration prior to satisfying the performance obligations, which include customer advances and deferred revenue under operation service arrangements. As of June 30, 2026 and December 31, 2025, the Company had customer advances of $98,589 and $909,243, respectively. Customer advances of $909,243 and $187,913 as of December 31, 2025 and 2024 were recognized as revenues in the six months ended June 30, 2026 and 2025, respectively. The Company expects to recognize the customer advances of $98,589 as of June 30, 2026 in the six months ending December 31, 2026.

For the six months ended June 30, 2026 and 2025, the Company disaggregate revenue into two revenue streams as the following table:

	For the Six Months Ended June 30,
	2026	2025
Revenues
Sales of cosmetics and other beauty products	$57,003,534	$43,777,664
Provision of operation services	2,714,653	2,876,483
Total revenue	$59,718,187	$46,654,147

ABLE VIEW GLOBAL INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Revenue recognition (cont.)

The Company disaggregates revenue by timing of revenues recognition as the following table:

	For the Six Months Ended June 30,
	2026	2025
Revenues
Goods transferred at a point in time	$57,003,534	$43,777,664
Services transferred over time	2,714,653	2,876,483
Total revenue	$59,718,187	$46,654,147

Segment reporting

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision-making group, in deciding how to allocate resources and in assessing performance. The Company’s CODM is the Chief Executive Officer.

The Company’s CODM relies upon the consolidated results of operations as a whole when making decisions about allocating resources and assessing the performance of the Company. As a result of the assessment made by CODM, the Company has only one principal reportable segment as defined by ASC 280. The single reportable segment contains sales of cosmetics and other beauty products and provision of operation services. The Company has concluded that consolidated net income (loss) the measure of segment profitability. CODM assesses performance for the Company, monitors budget versus actual results and determines how to allocate resources based on consolidated net income (loss) as reported in the condensed consolidated statements of operations. Within the information provided, the CODM specifically reviews promotion and advertising expenses, which are a significant segment expense, as this represents significant cost affecting the Company’s decision on how to cooperate with different brands. Other operating expenses are reviewed in aggregate.

	For the Six Months Ended June 30,
	2026	2025
Revenues	$59,718,187	$46,654,147
Cost of revenues	(51,395,500)	(39,792,626)
Promotion and advertising expenses	(1,396,906)	(1,680,665)
Other operating expenses	(5,282,758)	(3,686,664)
Total other expenses, net	(227,036)	(124,382)
Income tax expenses	(452,285)	(1,537,266)
Net income (loss) from continuing operations	$963,702	$(167,456)

The Company does not distinguish between markets or segments for the purpose of internal reporting. The Company’s long-lived assets are all located in the PRC (including mainland China and Hong Kong) and substantially all of the Company’s revenues are derived from the PRC (including mainland China and Hong Kong). Therefore, no geographical segments are presented.

ABLE VIEW GLOBAL INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Recently issued accounting standards

On December 17, 2025, the FASB issued ASU 2025-12, which is to correct, clarify, and otherwise improve U.S. GAAP. ASU 2025-12 includes 33 improvements that span a wide range of topics, including Clarifying diluted earnings per share (EPS) calculation when a loss from continuing operations exists, Clarifying disclosure requirements for lease receivables from sales-type or direct financing leases, Revising the calculation of the reference amount for beneficial interests to prevent double counting credit losses, Clarifying the permissible methods to account for treasury stock retirements, and Clarifying the guidance for transfers of receivables from contracts with customers. The amendments in this Update are effective for all entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods. Early adoption is permitted in both interim and annual reporting periods in which financial statements have not yet been issued or made available for issuance. If an entity adopts the amendments in this Update in an interim period, it must adopt them as of the beginning of the annual reporting period that includes that interim reporting period. An entity may elect to early adopt the amendments on an issue-by-issue basis. For example, an entity may decide to early adopt certain amendments and adopt the remaining amendments at the effective date. An entity should apply the amendments in this Update (except for the amendments to Topic 260, Earnings Per Share, related to Issue 4) using one of the following transition methods: (i) Prospectively to all transactions recognized on or after the date that the entity first applies the amendments, or (ii) Retrospectively to the beginning of the earliest comparative period presented. An entity should adjust the opening balance of retained earnings (or other appropriate components of equity or net assets in the statement of financial position) as of the beginning of the earliest comparative period presented. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

On December 8, 2025, the FASB issued ASU 2025-11, which is intended to improve the navigability of the guidance in ASC 270 and clarify when it applies. Under the amendments, an entity is subject to ASC 270 if it provides “interim financial statements and notes in accordance with GAAP.” The ASU also addresses the form and content of such financial statements, adds lists to ASC 270 of the interim disclosures required by all other Codification topics, and establishes a principle under which an entity must “disclose events since the end of the last annual reporting period that have a material impact on the entity.” For public business entities, the amendments in ASU 2025-11 are effective for interim reporting periods within annual reporting periods beginning after December 15, 2027. For all other entities, the amendments in ASU 2025-11 are effective for interim reporting periods within annual reporting periods beginning after December 15, 2028. Early adoption is permitted for all entities. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

In November 2024, the FASB issued ASU 2024-03, “Income Statement—Reporting Comprehensive Income (Subtopic 220-40): Disaggregation of Income Statement Expenses.” This pronouncement introduces new disclosure requirements aimed at enhancing transparency in financial reporting by requiring disaggregation of specific income statement expense captions. Under the new guidance, entities are required to disclose a breakdown of certain expense categories, such as employee compensation, depreciation, amortization, and other material components. The disaggregated information can be presented either on the face of the income statement or in the notes to the financial statements, often using a tabular format. In January 2025, the FASB issued ASU 2025-01, “Income Statement – Comprehensive Income – Expense Disaggregation Disclosure (Subtopic 220-40): Clarifying the Effective Date.” This pronouncement revises the effective date of ASU 2024-03 and clarifies that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Entities within the ASU’s scope are permitted to early adopt the accounting standard update. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

In December 2023, the FASB issued ASU 2023-09, which is an update to Topic 740, Income Taxes. The amendments in this update related to the rate reconciliation and income taxes paid disclosures improve the transparency of income tax disclosures by requiring (1) adding disclosures of pretax income (or loss) and income tax expense (or benefit) to be consistent with U.S. Securities and Exchange Commission (SEC) Regulation S-X 210.4-08(h), Rules of General Application—General Notes to Financial Statements: Income Tax Expense, and (2) removing disclosures that no longer are considered cost beneficial or relevant. For public business entities, the amendments in this Update are effective for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The amendments in this Update should be applied on a prospective basis. Retrospective application is permitted. As an Emerging Growth Company (“EGC”), the Company is currently evaluating the potential impact of adopting this guidance on financial statements requirements and does not expect the adoption to have a material impact.

Other accounting standards that have been issued or proposed by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Company does not discuss recent pronouncements that are not anticipated to have an impact on or are unrelated to its condensed consolidated financial condition, results of operations, cash flows or disclosures.

ABLE VIEW GLOBAL INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Significant risks and uncertainties

1) Credit risk

Assets that potentially subject the Company to significant concentration of credit risk primarily consist of cash and cash equivalents, accounts receivable and prepayments and other current assets. The maximum exposure of such assets to credit risk is their carrying amount as at the balance sheet dates. As of June 30, 2026, the Company held cash and cash equivalents of $4,071,690, among which $3,405,363 were deposited in financial institutions located in Hong Kong, $405,603 were deposited in financial institutions located in Mainland China, and the remaining were deposited in Singapore and the United States. Each bank account in Mainland China is insured by the government authority with the maximum limit of RMB 500,000 (equivalent to approximately $73,700), while the bank accounts in Hong Kong, are not insured. To limit exposure to credit risk relating to deposits, the Company primarily place cash and cash equivalent deposits with large financial institutions in the PRC and Hong Kong which management believes are of high credit quality and the Company also continually monitors their credit worthiness.

The risk with respect to accounts receivable, prepayments and other current assets is mitigated by credit evaluations the Company performs on its customers and its ongoing monitoring processes of outstanding balances.

Most of the Company’s operations are carried out in Hong Kong, while partial of the Company’s business is conducted in mainland China. As mainland China government has exerted more oversight in Hong Kong, the Company’s business, financial condition and results of income may be influenced by the political, economic and legal environments in the PRC as well as by the general state of the PRC’s economy. In addition, the Company’s business may be influenced by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, rates and methods of taxation among other factors.

2) Foreign currency risk

Substantially all of the Company’s operating activities and the Company’s assets and liabilities are denominated in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the Peoples’ Bank of China (“PBOC”) or other authorized financial institutions at exchange rates quoted by PBOC. Approval of foreign currency payments by the PBOC or other regulatory institutions requires submitting a payment application form together with suppliers’ invoices and signed contracts. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market.

ABLE VIEW GLOBAL INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

3. DISPOSAL OF SHANGHAI JINGYUE

On June 27, 2025, the Company transferred 100% equity interest in Shanghai Jingyue to the Buyer at zero consideration. The Company disposed of Shanghai Jingyue as it experienced a decrease in sales of cosmetics products of certain brand names, and the Company expected it to continue to suffer a decrease in financial performance. In connection with such disposal, it also agreed to purchase inventories with carrying value of $162,535 from Shanghai Jingyue at original cost of $3,330,617. In return, the Buyer agreed to waive the Company’s liabilities of $4,389,889 due to Shanghai Jingyue. The disposal had a net increase in the income tax expense of $301,704, which was included in the net income from discontinued operation.

The Company determined that the disposal of Shanghai Jingyue met the criteria to be classified as a discontinued operation and, as a result, Shanghai Jingyue’s historical financial results are reflected in the Company’s consolidated financial statements as a discontinued operation. The disposal of Shanghai Jingyue represents a strategic shift that has a significant effect on the Company’s financial results, which trigger discontinued operations accounting in accordance with ASC 205-20-45. The results of operations related to the discontinued operations were reported as income (loss) from discontinued operations in the consolidated statements income and comprehensive income, and cash flows from discontinued operations of the six months ended June 30, 2025 were separately presented in the consolidated statements of cash flows for all periods presented retroactively in accordance with U.S. GAAP.

For the period from January 1, 2025 through June 27, 2025, the aggregated financial results of the discontinued operations, after intercompany elimination, are as follows:

For the period from January 1, 2025 through June 27, 2025
Revenues	$118,160
Cost of revenues	(22,798)
Gross profit	95,362
Selling and marketing expenses	(108,772)
General and administrative expenses	(610,206)
Total other expenses, net	(52,042)
Loss before income taxes from operations of discontinued operation	(675,658)
Gain on disposal of discontinued operation	4,760,997
Income tax expenses	(497,968)
Net income from discontinued operation	$3,587,371

For the period from January 1, 2025 through June 27, 2025, the aggregated cashflow of the discontinued operations, after intercompany elimination, are as following:

For the period from January 1, 2025 through June 27, 2025
Net cash provided by operating activities from discontinued operations	$4,827,758
Net cash used in investing activities from discontinued operations	$(311,612)
Net cash used in financing activities from discontinued operations	$(4,490,841)

ABLE VIEW GLOBAL INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

4. PREPAYMENTS AND OTHER ASSETS, CURRENT AND NON-CURRENT

Prepayments and other current assets from continuing operations consist of the following:

	June 30, 2026	December 31, 2025
Prepayments and other current assets
Prepayments to suppliers (a)	$2,687,141	$3,739,837
Due from a supplier (b)	980,404	1,005,942
Prepaid marketing, advertising and other professional expenses	908,298	823,122
Loans to third parties (c)	1,293,529	1,212,614
Tax recoverable	137,134	7,544
Others	225,581	198,574
	$6,232,087	$6,987,633
Other non-current assets
Long-term deposits (d)	$650,728	$583,591
Others	147,963	15,352
	$798,691	$598,943

For the six months ended June 30, 2026 and 2025, the Company did not provide expected credit losses against other receivable.

(a)	The balances represented advances to suppliers for purchase of cosmetics and other beauty products.

(b)	The balance as of June 30, 2026 and December 31, 2025 represented prepayments advanced to one supplier which terminated cooperation with the Company. The Company reclassified the balance from prepayments to a supplier to due from a supplier. As of the date of this report, the Company has collected $937,261 of the outstanding balance.

(c)	As of June 30, 2026 and December 31, 2025, the balance represented loans provided to Shanghai Jingyue and accrued interest. The loans bear interest rate of 3% per annum and are repayable on December 30, 2026.

(d)	The long-term deposits represented deposits made to certain marketplaces on which the Company sells cosmetic products. The deposits are repayable upon termination of corporation with the marketplaces. Pursuant to the agreements with marketplaces, the corporation terms were generally ranged between two and three years.

5. PROPERTY AND EQUIPMENT, NET

Property and equipment, net from continuing operations consisted of the following:

	June 30, 2026	December 31, 2025
Vehicles	$382,125	$370,760
Office equipment	272,370	254,525
Leasehold improvements	120,083	116,512
Less: accumulated depreciation	(677,311)	(624,162)
	$97,267	$117,635

 Depreciation expenses from continuing operations were $33,632 and $25,439 for the six months ended June 30, 2026 and 2025, respectively.

ABLE VIEW GLOBAL INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

6. OPERATING LEASE

As of June 30, 2026, the Company leases office space in the PRC under non-cancelable operating leases, with terms ranging between 24 months and 36 months. The Company considers those renewal or termination options that are reasonably certain to be exercised in the determination of the lease term and initial measurement of right of use assets and lease liabilities. Lease expense for lease payment is recognized on a straight-line basis over the lease term.

The Company determines whether a contract is or contains a lease at inception of the contract and whether that lease meets the classification criteria of a finance or operating lease. When available, the Company uses the rate implicit in the lease to discount lease payments to present value; however, most of the leases do not provide a readily determinable implicit rate. Therefore, the Company discount lease payments based on an estimate of the incremental borrowing rate.

For operating leases that include rent holidays and rent escalation clauses, the Company recognizes lease expense on a straight-line basis over the lease term from the date it takes possession of the leased property. The Company records the straight-line lease expense and any contingent rent, if applicable, in general and administrative expenses on the condensed consolidated statements of income and comprehensive income. The corporate office lease also requires the Company to pay real estate taxes, common area maintenance costs and other occupancy costs which are included in the general and administrative expenses on the condensed consolidated statements of income and comprehensive income.

The lease agreements do not contain any material residual value guarantees or material restrictive covenants.

For short-term leases, the Company records operating lease expense in its condensed consolidated statements of income and comprehensive income on a straight-line basis over the lease term and record variable lease payments as incurred.

The table below presents the operating lease related assets and liabilities from continuing operations recorded on the condensed consolidated balance sheets.

	June 30, 2026	December 31, 2025
Right of use assets, net	$988,479	$228,330

Operating lease liabilities, current	414,782	93,191
Operating lease liabilities, noncurrent	595,821	110,622
Total operating lease liabilities	$1,010,603	$203,813

Other information about the Company’s leases from continuing operations is as follows:

	For the Six Months Ended June 30,
	2026	2025
Operating cash flows used in operating leases	$239,963	$12,558
Weighted average remaining lease term (years)	2.39	0.54
Weighted average discount rate	3.48%	4.75%

Operating lease expenses from continuing operations were $624,754 and $12,558, respectively, for the six months ended June 30, 2026 and 2025, among which $459,018 and $nil were incurred for short-term leases.

ABLE VIEW GLOBAL INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

6. OPERATING LEASE (cont.)

The following is a schedule, by years, of maturities of lease liabilities as of June 30, 2026:

June 30, 2026
For the six months ending December 31, 2026	$200,508
For the year ending December 31, 2027	430,770
For the year ending December 31, 2028	368,705
For the year ending December 31, 2029	28,259
Total lease payments	1,028,242
Less: Imputed interest	(17,639)
Present value of operating lease liabilities	$1,010,603

7. SHORT-TERM LOANS

	June 30, 2026	December 31, 2025
Short-term loans from a financial institution other than banks	2,298,387	$2,901,080
Short-term loans from banks	7,292,309	6,358,092
	$9,590,696	$9,259,172

Short-term loans from a financial institution other than banks

During the six months ended June 30, 2026 and 2025, the Company entered into certain loan agreements with a certain financial institution, pursuant to which the Company borrowed $1,696,260 and $2,969,715, respectively. The borrowings bore interest rates ranging between 8.8% and 9.0% per annum. For the six months ended June 30, 2026 and 2025, the Company repaid borrowings of $2,295,276 and $654,151, respectively. The loans outstanding as of June 30, 2026 were with the maturity dates due through October 2026. The borrowings were guaranteed by Mr. Zhu Jian, the Chief Executive Officer and principal shareholder of the Company.

Short-term loans from banks

During the six months ended June 30, 2026 and 2025, the Company entered into a loan agreement with a bank, pursuant to which the Company borrowed $16,495,494 and $11,425,606, respectively. The loans were renewed upon maturity, with final maturities dates extending through October 2026. The borrowing bore interest rates ranging between 3.2% and 7.5% per annum. During the six months ended June 30, 2026 and 2025, the Company repaid borrowings of $15,676,878 and $12,535,827, respectively. The short-term loans were pledged by the accounts receivables due from customers, and were jointly guaranteed by Mr. Zhu Jian, Mr. Tang Jing, the Chief Financial Officer and principal shareholder of the Company and Mr. Wang Jun, the Chief Executive Officer of Weitong and shareholder of the Company. As of June 30, 2026, the Company had outstanding loan balance of $1,709,698. In July 2026, the Company fully repaid the outstanding loan balance.

During the year ended December 31, 2024, the Company entered into another loan agreement with another bank, pursuant to which the Company borrowed $4,892,053 with maturity date due through October 2025. The loans were renewed upon maturity, with final maturity dates extending through October 2026. The borrowing bore interest rates ranging between 4.6% and 5.1% per annum. The borrowing was jointly guaranteed by Mr. Zhu Jian, Mr. Tang Jing and Mr. Wang Jun. For the six months ended June 30, 2026 and 2025, the Company did not repay the bank. As of June 30, 2026, the Company had outstanding loan balance of $4,845,703.

In July 2025, the Company entered into an additional loan agreement with another bank, pursuant to which the Company borrowed $695,651 with maturity date due in July 2026. The borrowing bore an interest rate of 2.5% per annum. The borrowing was guaranteed by Mr. Wang Jun. As of June 30, 2026, the Company had outstanding loan balance of $736,908. In July 2026, the Company fully repaid the outstanding loan balance.

ABLE VIEW GLOBAL INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

8. LONG-TERM BORROWINGS

On March 22, 2024, the Company entered into a Loan Agreement (the “Loan Agreement”) with a third party (the “Lender”), pursuant to which the Lender agrees to lend to the Company (the “Loan”) amounts to be paid in four tranches. The amount of each tranche of the Loan is adjusted depending on the trading price of the Company’s Class B Ordinary Shares. The first tranche, extended on March 28, 2024, provides the Company with loan proceeds of $588,888; the second tranche, extended on April 9, 2024, provides the Company with loan proceeds of $681,828; the third and final tranche, extended on April 18, 2024, provides the Company with loan proceeds of approximately $909,978. Each tranche of the Loan has a maturity of five years from the date the tranche is extended and an interest of 5.05% per annum to be paid by the Company to the Lender in semi-annual installments.

As of June 30, 2026 and December 31, 2025, the Company had long-term borrowings of $2,180,694.

9. INCOME TAXES

Cayman Islands

Under the current laws of the Cayman Islands, the Company and Ableview Investment are not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

Singapore

The Company is subject to corporate income tax for its business operation in Singapore. Tax on corporate income is imposed at a flat rate of 17%.

Hong Kong

Ableview Brands, Ableview Management, and Able View are incorporated in Hong Kong and are subject to Hong Kong Profits Tax on the taxable income as reported in their statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate for the first HKD$2 million of assessable profits is 8.25% and assessable profits above HKD$2 million will continue to be subject to the rate of 16.5% for corporations in Hong Kong, effective from the year of assessment 2018/2019. Before that, the applicable tax rate was 16.5% for corporations in Hong Kong.

PRC

Weitong, Beijing Jingyuan, Shanghai Jinglu, Shanghai Jingnan, Zhejiang Jingxiu and Wuhan Jingtong are subject to PRC Corporate Income Tax (“CIT”) on the taxable income in accordance with the relevant PRC income tax laws. Effective from January 1, 2008, the PRC’s statutory, Enterprise Income Tax (“EIT”) rate is 25%.

For qualified small and low-profit enterprises, from January 1, 2023 to December 31, 2027, 25% of the first RMB 3.0 million of the assessable profit before tax is subject to the tax rate of 20%. For the six months ended June 30, 2026 and 2025, some PRC subsidiaries are qualified small and low-profit enterprises and thus are eligible for the above preferential tax rates for small and low-profit enterprises.

ABLE VIEW GLOBAL INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

9. INCOME TAXES (cont.)

The components of the income (loss) before income taxes from continuing operations are as follows:

	For the Six Months Ended June 30,
	2026	2025
PRC subsidiaries	$1,092,257	$5,567,597
Singapore subsidiary	(373,758)	(127,131)
Hong Kong subsidiaries	1,137,421	(3,708,482)
Cayman subsidiaries	(439,933)	(362,174)
	$1,415,987	$1,369,810

For the six months ended June 30, 2026 and 2025, the income tax expenses (benefits) were comprised of the following:

	For the Six Months Ended June 30,
	2026	2025
Current income tax expenses	$473,489	$543,641
Deferred income tax (benefits) expenses	(21,204)	993,625
Total income tax expenses	$452,285	$1,537,266

Deferred tax assets and deferred tax liabilities as of June 30, 2026 and December 31, 2025 consist of the following:

	June 30, 2026	December 31, 2025
Deferred tax assets:
Net operating losses carryforwards	$533,774	$547,966
Inventory write-down	972,391	948,544
Operating lease liabilities	220,416	10,744
Total deferred tax assets, gross	1,726,581	1,507,254
Less: valuation allowance	—	—
	$1,726,581	$1,507,254
Deferred tax liabilities
Operating lease right-of-use assets	(210,446)	(12,323)
Total deferred tax assets, net	$1,516,135	$1,494,931

ABLE VIEW GLOBAL INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

9. INCOME TAXES (cont.)

Total net operating losses (NOLs) carryforwards of the Company’s subsidiaries in mainland China is $1,138,362 and $624,660 as of June 30, 2026 and December 31, 2025, respectively. As of June 30, 2026, net operating loss carryforwards from PRC will expire in calendar years 2026 through 2031, if not utilized. The NOLs carryforwards of the Company’s subsidiaries in Hong Kong are $2,226,122 and $3,192,715 as of June 30, 2026 and December 31, 2025, respectively, which can be carried forward without an expiration date. The NOLs carryforwards of the Company’s subsidiaries in Singapore are $368,964 and $nil as of June 30, 2026 and December 31, 2025, respectively, which can be carried forward without an expiration date.

The Company evaluates its valuation allowance requirements at end of each reporting period by reviewing all available evidence, both positive and negative, and considering whether, based on the weight of that evidence, a valuation allowance is needed. When circumstances cause a change in management’s judgement about the realizability of deferred tax assets, the impact of the change on the valuation allowance is generally reflected in income from operations. The future realization of the tax benefit of an existing deductible temporary difference ultimately depends on the existence of sufficient taxable income of the appropriate character within the carryforward period available under applicable tax law. The Company reviews deferred tax assets for a valuation allowance based upon whether it is more likely than not that the deferred tax asset will be fully realized. The Company reviews deferred tax assets for a valuation allowance based upon whether it is more likely than not that the deferred tax asset will be fully realized. The Company assessed that it would be able to generate sufficient operating profits within the next five years and concluded that it was more likely than not that all the entities would have sufficient taxable income to realize the deferred tax assets in the future. Accordingly, as of June 30, 2026 and December 31, 2025, no valuation allowance was provided against the deferred tax assets respectively.

Uncertain tax positions

In October 2024, Ableview Brands received a comment letter from Hong Kong IRS regarding certain deductible expenses claimed in its annual tax return for the year of 2023. Such expenses were related to intra-group services provided to Ableview Brands by certain PRC subsidiaries. Ableview Brands sent a response letter to provide supporting evidence to Hong Kong IRS in January 2025. In June 2025, the Hong Kong IRS completed its review and approved the deduction of the aforementioned expenses.

The Group evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of June 30, 2026 and December 31, 2025, the Group did not have any unrecognized uncertain tax positions. For the six months ended June 30, 2026 and 2025, the Company did not incur any interest and penalties related to potential underpaid income tax expenses.

As of June 30, 2026, the tax years ended December 31, 2021 through 2025 for the Company’s subsidiaries in the PRC are generally subject to examination by the PRC tax authorities. The tax years ended December 31, 2022 through 2025 for the Company’s subsidiary in the Singapore is generally subject to examination by the Singapore tax authorities. The tax years ended December 31, 2020 through 2025 for the Company’s subsidiaries in Hong Kong are generally subject to examination by the Hong Kong tax authorities.

ABLE VIEW GLOBAL INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

10. EQUITY

Ordinary shares

The Company is authorized to issue 100,000,000 Class A Ordinary Shares and 500,000,000 Class B Ordinary Shares with a par value of $0.0001 per share. Holders of Class A Ordinary Shares are entitled to 10 votes for each share. Holders of Class B Ordinary Shares are entitled to one vote for each share. Each Class A ordinary share is convertible into one Class B ordinary share at any time at the option of the holder thereof. Class B ordinary shares are not convertible into Class A ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of Class A ordinary shares by a holder to any person or entity which is not an affiliate of such holder, such Class A ordinary shares shall be automatically and immediately converted into the equivalent number of Class B ordinary shares. Holders of Class A ordinary shares and Class B ordinary shares will be entitled to the same amount of dividends, if declared.

On March 13, 2026, the Company held a meeting of the holders of Class B Ordinary Shares (the “Class B Meeting”) and an extraordinary general meeting of the shareholders of the Company (the “EGM”) at the principal office of the Company. At the Class B Meeting, holders of Class B Ordinary Shares approved an ordinary resolution to increase the voting rights of each Class A Ordinary Share from 10 votes to 100 votes on all matters subject to vote at general meetings of the Company. At the EGM, holders of Class A Ordinary Shares and Class B Ordinary Shares approved four proposed resolutions, including (i) a share consolidation of all Ordinary Shares at a ratio of up to 1:200, with the specific ratio and effective time at the Board’s discretion; (ii) an increase in authorized share capital in line with the consolidation ratio, immediately after the implementation of the reverse stock split; (iii) an increase in the voting rights of Class A Ordinary Shares from 10 votes to 100 votes per share on all matters subject to vote at general meetings of the Company, and (iv) the adoption of a Second Amended and Restated Memorandum and Articles of Association to give effect to the foregoing resolutions. None of these four proposals have been effective as of the issuance date of these condensed consolidated financial statements.

As of June 30, 2026 and December 31, 2025, the Company had 24,871,433 Class A Ordinary Shares and 24,518,489 Class B Ordinary Shares issued and outstanding.

Declaration of dividends

For the six months ended June 30, 2026 and 2025, the Company did not declare dividends. For the six months ended June 30, 2026 the Company paid dividends of $57,513, in the form of purchasing insurance policies, to entities controlled by the Majority Pre-Public Shareholders, who are also the executive officers of the Company and operating subsidiaries. For the six months ended June 30, 2025, the Company paid dividends of $57,753, in the form of purchasing insurance policies, to the Majority Pre-Public Shareholders.

On December 31, 2022 (the “Declaration Date”), Ableview Brands Limited declared distribution of the retained earnings of 2022 to the Pre-Public Shareholders. As of June 30, 2026 and December 31, 2025, the Company had unpaid dividends of $3,765,825 and $4,629,034, respectively, to Pre-Public Shareholders who held more than 5% of the shares of the Company (the “Majority Pre-Public Shareholders”) as of the Declaration Date (Note 12). As of June 30, 2026 and December 31, 2025, the Company had declared unpaid dividends of $1,001,744 and $1,009,299, respectively, to Pre-Public Shareholders who held less than 5% of the shares of the Company (the “Minority Pre-Public Shareholders”) as of the Declaration Date. For the six months ended June 30, 2026 and 2025, the Company did not make payments to Minority Pre-Public Shareholders.

According to PRC laws and regulations, after-tax profit can be distributed after a portion of net income has been set aside to fund certain reserve funds. The board of directors will have the discretion to declare and pay dividends in the future, subject to applicable PRC regulations and Hong Kong regulations and restrictions. Payment of dividends in the future will depend upon the Company’s earnings, capital requirements, and other factors, which the Company’s board of directors may deem relevant.

ABLE VIEW GLOBAL INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

10. EQUITY (cont.)

Restricted net assets

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by PRC subsidiaries only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations and after it has met the PRC requirements for appropriation to statutory reserves. Paid in capital of the PRC subsidiaries included in the Company’s consolidated net assets are also non-distributable for dividend purposes. The results of income reflected in the accompanying condensed consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company’s PRC subsidiaries. The Company is required to set aside at least 10% of their after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, the Company may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion fund and staff bonus and welfare fund at its discretion. The statutory reserve funds and discretionary funds are not distributable as cash dividends.

The statutory reserve is required to set aside annually. Accordingly, the Company’s PRC profit generating subsidiaries did not set aside statutory reserve funds for the six months ended June 30, 2026 and 2025. For the six months ended June 30, 2025, the Company reversed statutory reserves of $133,630 attributable to Shanghai Jingyue on disposal of Shanghai Jingyue.

As of June 30, 2026 and December 31, 2025, the Company had net restricted assets of $671,513 and $671,513, which represented paid-in capital and statutory reserves that are included in the Company’s consolidated net assets.

Warrants issued in connection with settlement of convertible notes

In connection with issuance of convertible notes closed in November 2024, on November 25, 2024, the Company issued an aggregation of 7,751,939 Class B Ordinary Shares and 7,751,939 Conversion Warrants to three Purchasers at conversion price of $0.645 per share to settle the convertible notes.

The Conversion may only be exercised for a whole number of shares. No fractional shares will be issued upon exercise of the Conversion. The Conversion Warrants will expire one year from the issuance of the Conversion Warrants. The Conversion Warrants expired in November 2025. As of June 30, 2026 and December 31, 2025, the Company had no Conversion Warrants.

Public Warrants

Pursuant to Hainan Manaslu Acquisition Corp. (“HMAC”)’s initial public offering on August 10, 2022, HMAC sold 6,900,000 units (the “Public Units”). Each Public Unit consists of one ordinary share (“Public Share”), one redeemable warrant (“Public Warrant”) and one right (“Public Right”) to receive one-tenth (1/10) of one ordinary share. Each Public Right entitles the holder to receive one-tenth (1/10) of one ordinary share upon consummation of the business combination.

Each holder of a warrant is entitled to purchase one ordinary share at an exercise price of $11.50. Public Warrants may only be exercised for a whole number of shares. No fractional shares will be issued upon exercise of the Public Warrants. The Public Warrants will expire five years from the consummation of a business combination or earlier upon redemption or liquidation.

The Public Warrants became exercisable after the consummation of a business combination between the Company and HMAC on August 17, 2023. No Public Warrants will be exercisable for cash unless the Company has an effective and current registration statement covering the ordinary shares issuable upon exercise of the Public Warrants and a current prospectus relating to such ordinary shares.

ABLE VIEW GLOBAL INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

10. EQUITY (cont.)

Public Warrants (cont.)

The Company may call the warrants for redemption, in whole and not in part, at a price of $0.01 per warrant:

●	upon not less than 30 days’ prior written notice of redemption to each warrant holder,

●	if, and only if, the reported last sale price of the ordinary share equals or exceeds $18 per share, for any 20 trading days within a 30 trading days period ending on the third trading day prior to the notice of redemption to Public Warrant holders, and

●	if, and only if, there is a current registration statement in effect with respect to the issuance of the ordinary share underlying such warrants at the time of redemption and for the entire 30-day trading period referred to above and continuing each day thereafter until the date of redemption.

If the Company calls the warrants for redemption, management will have the option to require all holders that wish to exercise the warrants to do so on a “cashless basis,” as described in the warrant agreement. The exercise price and number of ordinary shares issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a share dividend, extraordinary dividend or recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for issuances of ordinary shares at a price below their exercise price. Additionally, in no event will the Company be required to net cash settle the warrants.

As the Public Warrants meet the criteria for equity classification under ASC 480 and ASC 815, therefore, the warrants are classified as equity. As of June 30, 2026, the Company had 6,900,000 Public Warrants to purchase 6,900,000 Class B Ordinary Shares.

Private Warrants

Simultaneously with the closing of the initial public offering of HMAC, HMAC also sold 341,500 Private Placement Units in a private placement. Each Private Placement Unit consists of one ordinary share (“private placement share”), one redeemable warrant (“Private Warrant”) and one right (“Private Right”) to receive one-tenth (1/10) of one ordinary share. Each Private Warrant entitles the holder to purchase one ordinary share at an exercise price of $11.50 per whole share. Each Private Right entitles the holder to receive one-tenth (1/10) of one ordinary share upon consummation of the business combination.

The Private Placement Units are identical to the Public Units being sold in the initial public offering of HMAC except that Private Placement Units will not be transferable, assignable or saleable until 30 days after the completion of the business combination and will be entitled to registration rights.

As the Private Warrants meet the criteria for equity classification under ASC 480 and ASC 815, therefore, the warrants are classified as equity. As of June 30, 2026, the Company had 341,500 Private Warrants to purchase 341,500 Class B Ordinary Shares.

ABLE VIEW GLOBAL INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

11. EARNINGS (LOSS) PER SHARE

For the six months ended June 30, 2026, the outstanding warrants (Note 10), including Public Warrants and Private Warrants, in the total amount of 6,900,000 shares and 341,500 shares, respectively, were excluded from the calculation of diluted net earnings per ordinary share, as their inclusion would have been anti-dilutive for the period prescribed.

For the six months ended June 30, 2025, the outstanding warrants (Note 10), including Conversion Warrants, Public Warrants and Private Warrants, in the total amount of 7,241,500 shares, 6,900,000 shares and 341,500 shares, respectively, were excluded from the calculation of diluted net earnings per ordinary share, as their inclusion would have been anti-dilutive for the periods prescribed.

Holders of Class A ordinary shares and Class B ordinary shares will be entitled to the same amount of dividends, if declared. The earnings (loss) per Class A ordinary shares and earnings (loss) per Class B ordinary shares are the same. The following table sets forth the computation of basic and diluted earnings (loss) per share for the six months ended June 30, 2026 and 2025:

	For the Six Months Ended June 30,
	2026	2025
Net income (loss) from continuing operations	$963,702	$(167,456)

Net income from discontinued operations	$—	$3,587,371

Net income	$963,702	$3,419,915

Earnings (loss) per share from continuing operations – basic and diluted	$0.02	$(0.00)
Earnings per share from discontinued operations – basic and diluted	$—	$0.07
Earnings per share – basic and diluted	$0.02	$0.07

Weighted average shares – basic and diluted	49,389,922	49,389,922

ABLE VIEW GLOBAL INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

12. RELATED PARTY TRANSACTIONS AND BALANCES

1) Nature of relationships with related parties

The table below sets forth the major related parties and their relationships with the Company, with which the Company entered into transactions during the six months ended June 30, 2026 and 2025, or recorded balances as of June 30, 2026 and December 31, 2025.

Name	Relationship with the Company
Mr. Zhu Jian	Chief Executive Officer, Director and principal Shareholder of the Company
Mr. Wang Jun	Chief Executive Officer of Weitong and principal Shareholder of the Company
Mr. Tang Jing	Chief Financial Officer and principal Shareholder of the Company
Mr. Wang Jixiang	An immediate family member of Mr. Wang Jun
Healthy Great Investing Company Limited (“Healthy Great”)	Wholly owned by Mr. Zhu Jian
Smartest Star Investing Company Limited (“Smartest Star”)	Wholly owned by Mr. Wang Jun
Scenery Investing Company Limited (“Scenery”)	Wholly owned by Mr. Tang Jing
Yanyan Global Company Limited (“Yanyan Global”)	Company controlled by Mr. Wang Jun
Skinist Global Cosmetics (Shanghai) Co., Ltd. (“Skinist Shanghai”)	Company controlled by Mr. Wang Jun
Shanghai Yingtian Financial Information Service Co., Ltd. (“Ying Tian”)	Company controlled by Mr. Zhu Jian and Mr. Tang Jing
Shanghai Jingrong Information Co., Ltd. (“Jingrong”)	Company controlled by the spouse of Mr. Tang Jing
Shanghai Youshan Corporate Consulting Co., Ltd. (“Youshan”)	Company controlled by Ms. Mu Xuemei, the director of the Company
Shanghai Tengxin Advertising Co., Ltd. (“Teng Xin”)	Company controlled by Ms. Pan Yue, a supervisor of Weitong, a subsidiary of the Company
Shanghai Zhiwang Cosmetics Co., Ltd. (“Zhi Wang”)	Company controlled by Ms. Mu Xuemei, a director of the Company
Shanghai Zhimeisi Beauty Technology Co., Ltd (“Zhi Mei Si”)	Company over which Mr. Zhu Jian owns 20% equity interest and exercises significant influence
Shanghai Libo Medical Beauty Clinic Co., Ltd (“Li Bo”)	Controlled by Zhi Mei Si
Shanghai Yaxing Commercial Consulting Co., Ltd. (“Ya Xing”)	Controlled by Mr. Tang Jing
Shanghai Jing Yu Enterprise Investment Management Co., Ltd. (“Jing Yu”)	Company controlled by Mr. Wang Jun
Shanghai Jing Neng Enterprise Co., Ltd. (“Jing Neng”)	Company controlled by Mr. Wang Jun

ABLE VIEW GLOBAL INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

12. RELATED PARTY TRANSACTIONS AND BALANCES (cont.)

2) Transactions with related parties

	For the Six Months Ended June 30,
	2026	2025
Sales of products to a related party
Mr. Wang Jixiang	$95,312	$—
	$95,312	$—

Purchase of products from a related party
Youshan	$—	$866,846
	$—	$866,846

Service fees charged by a related party
Jingrong	$—	$98,666
	$—	$98,666

Payment of dividends
Healthy Great	$19,171	$—
Smartest Star	19,171	—
Scenery	19,171	—
Mr. Zhu Jian	—	19,251
Mr. Wang Jun	—	19,251
Mr. Tang Jing	—	19,251
Payment of dividends	$57,513	$57,753

Net settlement (1)
Reduction of dividend payables due to disposal of discontinued operations	$—	$9,988,060
Net settlement of dividends payable with due from related parties from continuing operations	688,314	4,567,520
Net settlement of due from related parties and due to related parties within continuing operations	1,454,026	437,699
Net settlement of due from related parties and due to related parties between continuing operations and discontinued operations	—	961,649
	$2,142,340	$15,954,928

(1)

During the six months ended June 30, 2025, the Company and certain related parties entered into certain net settlement agreements, pursuant to which all parties agreed that: 1) the Company’s dividend payables of $9,988,060 was reduced due to disposal of discontinued operations; 2) the Company’s dividend payables of $4,567,520 was netted off against the Company’s receivables of $4,567,520 as recorded in continuing operations; and 3) the Company’s payables of $1,399,348 was netted off against the Company’s receivables of $1,399,348 due from respective related parties. Among the Company’s payables of $1,399,348 due to related parties, $437,699 and $961,649 were related to payables of continuing operations and discontinued operations, respectively.

During the six months ended June 30, 2026, the Company and certain related parties entered into certain net settlement agreements, pursuant to which all parties agreed that: 1) the Company’s dividend payables of $688,314 was netted off against the Company’s receivables of $688,314 as recorded in continuing operations; and 2) the Company’s payables of $1,454,026 was netted off against the Company’s receivables of $1,454,026 due from respective related parties.

ABLE VIEW GLOBAL INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

12. RELATED PARTY TRANSACTIONS AND BALANCES (cont.)

2) Transactions with related parties (cont.)

(Advances to) Collection of advances from related parties

During the six months ended June 30, 2026 and 2025, the Company made advances of $2,261,306 and $nil to certain related parties, respectively. The advances were interest free and repayable on demand. During the six months ended June 30, 2026 and 2025, the Company collected advances of $51,003 and $nil from these related parties, respectively.

	For the Six Months Ended June 30,
	2026		2025
	Advances	Collection of advances	Advances	Collection of advances
Ying Tian	$(1,085,423)	$—	$—	$—
Skinist Shanghai	(971,016)	51,003	—	—
Yanyan Global	(204,867)	—	—	—
	$(2,261,306)	$51,003	$—	$—

Borrowings from (Repayment of Borrowings to) related parties

	For the Six Months Ended June 30,
	2026		2025
	Borrowings	Repayment of borrowings	Borrowings	Repayment of borrowings
Zhi Wang	2,517,543	(2,376,768)		—
Mr. Zhu Jian	$1,028,538	$(174,959)	$—	$(144,279)
Mr. Tang Jing	291,443	(2,500)	1,296,087	—
Youshan	—	—	500,510	(740,424)
Li Bo	—	—	896,230	(326,366)
Yanyan Global	—	—	57,628	(141,241)
Skinist Shanghai	—	—	—	—
Ying Tian	—	—	—	(4,009,597)
Teng Xin	—	—	—	(196,868)
Zhi Mei Si	—	—	—	(3,861)
Jing Yu	—	—	—	(275,763)
Jing Neng	—	—	—	(137,882)
Scenery	—	—	—	(2,000)
Ya Xing	—	(87,433)	—
Mr. Wang Jixiang	—	(2,015)	275,763	(468,796)
Others	9,583	—	—	—
	$3,847,107	$(2,643,675)	$3,026,218	$(6,447,077)

(1)	During the six months ended June 30, 2026 and 2025, the Company borrowed $3,847,107 and $3,026,218 from these related parties, respectively. The borrowings were interest free, and outstanding loans are repayable within twelve months from borrowings.

ABLE VIEW GLOBAL INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

12. RELATED PARTY TRANSACTIONS AND BALANCES (cont.)

3) Balances with related parties

As of June 30, 2026 and December 31, 2025, the balances with related parties were as follows:

— Due to related parties, non-current

	June 30, 2026	December 31, 2025
Dividends payable(1)
Healthy Great	$2,268,472	$3,081,844
Smartest Star	1,088,340	1,115,820
Scenery	409,013	431,370
	$3,765,825	$4,629,034
Other payable(2)
Ya Xing	$—	$85,796
	—	85,796
Total	$3,765,825	$4,714,830

(1)	As of June 30, 2026, the dividend payable due to shareholders were due on July 2027. The Company recorded the dividends payable as non-current liabilities. For the six months ended June 30, 2026 and 2025, the Company net settled dividends payable of $688,314 and $14,555,580 through net-settlement agreements with respective related parties.

ABLE VIEW GLOBAL INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

13. CONCENTRATION

Customer concentration

For the six months ended June 30, 2026 and 2025, the following customers contributed revenues that were over 10% of total net revenues for the relevant periods. Customers accounting for 10% or more of the Company’s net revenues were as follows:

	For the Six Months Ended June 30,
	2026	2025
Customer A	20%	22%
Customer B	16%	25%
Customer C	15%	*
Customer D	10%	14%
Customer E	*	10%

*	Less than 10%

As of June 30, 2026 and December 31, 2025, accounts receivable due from the following customers were over 10% of consolidated accounts receivable. The details are as follows:

	June 30, 2026	December 31, 2025
Customer B	53%	59%
Customer E	13%	*
Customer F	*	15%

*	Less than 10%

Vendor concentration

For the six months ended June 30, 2026 and 2025, the Company purchased products from the following vendors who charged over 10% of total cost of revenues for the relevant period, which include both brand partners and product distributors who distribute products from certain brands to us. Vendors accounting for 10% or more of the Company’s cost of revenues were as follows:

	For the Six Months Ended June 30,
	2026	2025
Vendor A	47%	35%
Vendor B	37%	22%

As of June 30, 2026 and December 31, 2025, accounts payable due to the following vendors were over 10% of consolidated accounts payable. The details are as follows:

	June 30, 2026	December 31, 2025
Vendor C	39%	37%
Vendor D	24%	39%
Vendor E	20%	19%
Vendor F	11%	*

ABLE VIEW GLOBAL INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

14. COMMITMENTS AND CONTINGENCIES

From time to time, the Company may be subject to certain legal proceedings, claims and disputes that arise in the ordinary course of business. Although the outcomes of these legal proceedings cannot be predicted, the Company does not believe these actions, in the aggregate, will have a material adverse impact on its financial position, results of income or liquidity.

15. SUBSEQUENT EVENTS

On September 16, 2026, the Company entered into a certain Securities Purchase Agreement (the “SPA”) with the purchaser identified on the signature pages thereto (the “Purchaser”). Pursuant to the SPA, the Company agreed to issue and sell to the Purchaser an aggregate of 5,830,904 Class B ordinary shares, par value US$0.0001 per share, of the Company (the “Class B Ordinary Shares”), at a purchase price of US$0.343 per share, for an aggregate purchase price of $2,000,000. The settlement of the Class B Ordinary Shares will occur on a delivery-versus-payment basis, pursuant to which the Class B Ordinary Shares will be delivered to the Purchaser against payment of the applicable purchase price. The closing occurred on September 17, 2026.

The Company evaluated subsequent events through September 30, 2026, the date of issuance of the condensed consolidated financial statements, and the management determined that other than those that have been disclosed in the condensed consolidated financial statements and subsequent events disclosed above, no subsequent events that require recognition and disclosure in the condensed consolidated financial statements.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Business Overview

We are one of the largest comprehensive brand management partners of international beauty and personal care brands in China. To purchase from global brand owners and conduct sales in China, our comprehensive brand management capabilities encompass all segments of the brand management value chain, including strategy, branding, digital and social marketing, omni-channel sales, customer service, overseas logistics, warehouse and fulfilment. Our mission is to help global brands enter, grow and succeed in China.

We generate revenue from the sales of the products of our brand partners. Any services that we provide to our brand partners in connection with the arrangements with our brand partners is factored into our overall budget and cost when we resell the brand partners’ products to consumers in China. We sell products to three groups: (i) online marketplaces; (ii) distributors; and (iii) directly to end consumers from e-commerce stores operated by us.

We also generate revenue from provision of operation services for online stores owned by customers. The operation services cover marketing and promotion of cosmetics products, warehouse management, logistics of products, and customer relationship services.

For the six months ended June 30, 2026 and 2025, net revenue from product sales was $57.0 million $43.8 million, respectively, from our continuing operations. For the six months ended June 30, 2026 and 2025, revenue from provision of operation services was $2.7 million and $2.9 million, respectively, from our continuing operations.

For the six months ended June 30, 2026 and 2025, the Company incurred net income from continuing operations of $1.0 million and net loss from continuing operations of $0.2 million, respectively.

Factors Affecting Results of Operations

Our business, financial condition and results of operations have been, and are expected to continue to be, affected by a number of factors, which primarily include the following:

Overall economic and political conditions

Our business, financial condition and results of operations are sensitive to changes in overall economic and political conditions that affect consumer spending in China. In addition, the retail industry is highly sensitive to general economic changes. Many factors outside of our control, including inflation and deflation, interest rates, volatility of equity and debt securities markets, and other government policies can adversely affect consumer confidence and spending. The domestic and international political environments, including global inflation and uncertain financial markets or at all, could in turn adversely affect our business, financial condition, and results of operations.

Our ability to retain our existing brand partners

We provide services to help distribute and sell cross-border products from various global brand owners through e-commerce platforms for brand partners primarily pursuant to contractual arrangements with a term typically ranging from 12 to 36 months. Although we are fairly confident that we will be able to renew the contracts with these brand partners, there is possibility that these contracts may not be renewed or, if renewed, may not be renewed under the same or more favorable terms for us. We may not be able to accurately predict future trends in brand partners renewals, and our brand partners’ renewal rates may decline or fluctuate due to factors such as level of satisfaction with our capacities, as well as factors beyond our control, such as level of competition faced by our brand partners, their level of success in e-commerce and their spending levels.

Our ability to maintain our relationships with distribution channels

We generate a substantial majority of our revenues from product sales on e-commerce channels, including marketplaces, social media and other emerging e-commerce channels. We usually renew our platform service agreements on an annual basis, and these e-commerce channels have no obligation to do business with us or to allow us to have access to their channels in the long term. If we fail to maintain our relationships with these channels, they may decide at any time and for any reason to significantly curtail or inhibit our ability to integrate our brand management capabilities with their channels. We have annual platform service agreements with major online marketplaces, which may not be renewed in the future. We endeavor to timely renew those platform service agreements before their expiration.

Additionally, these channels may decide to make significant changes to their respective business models, policies, systems or plans, and those changes could impair or inhibit our ability or our partners’ ability to sell their products on those channels or may adversely affect the amount of GMV on those channels, or otherwise reduce the desirability of selling on those channels. Further, any of these channels could decide whether to apply for licenses and permissions or acquire other brands within our industry that would allow them to compete with us. If we are unable to adapt to new e-commerce channels as they emerge, our value may be less attractive to our partners. Any of these developments could have a material adverse effect on the results of our operations.

Our ability to manage our inventory

We assume inventory ownership over products from some brand partners and thus are subject to inventory risk. We deploy different strategies to deal with non-seasonal and seasonal demands and make adjustments to our procurement plan in order to minimize the turnaround time of the inventory and manage our storage costs. Demand for products, however, can change significantly between the time inventory is ordered and the date by which we target to sell it. Demand may be affected by seasonality, new product launches, fashion trends, changes in product cycles and pricing, product defects, changes in consumer spending patterns and habits, changes in consumer tastes with respect to our products and other factors. In addition, when we begin selling a new product, it may be difficult to determine appropriate product selection and accurately forecast demand.

Our ability to respond to rapid changes in channel technologies or requirements

The e-commerce marketplaces that we operate in are characterized by rapid technological changes and frequent changes in rules, specifications and other requirements for us to be able to sell our brand partner’s products on particular channels. Our ability to retain and attract brand partners depends in large part on our ability to improve our existing capabilities, introducing new marketing and sales operations that can adapt quickly to the emerging channels, such as Douyin and Xiaohongshu, and adapt to the changes in channel technologies. To achieve market acceptance for our operations, we must effectively forecast and design operations that meet emerging channels and frequently change channel requirements in a timely manner. If we fail to do so, our ability to renew our contracts with existing brand partners and expand our business with new brand partners will be impaired.

Key Components of Results of Operations

Revenues

We generated revenue primarily from (i) sales of cosmetics and beauty products, of which we recognize the revenues on a gross basis, net of return allowances and consideration payable to customers when the products are delivered and title is passed to customers, and (ii) provision of operation services for online stores owned by cosmetics brand names. For the six months ended June 30, 2026 and 2025, our revenues from continuing operations were comprised of the following:

	For the Six Months Ended June 30,
	2026	2025
Revenues
Sales of cosmetics and other beauty products	$57,003,534	$43,777,664
Provision of operation services	2,714,653	2,876,483
Total revenue	$59,718,187	$46,654,147

Cost of revenues

Our cost of revenues primarily consists of (i) purchase price of products, (ii) inbound shipping charges and write-downs of inventories and (iii) labor costs which facilitate our operation services. Inbound shipping charges to receive products from the suppliers are included in inventories and recognized as cost of revenues upon sale of the products to the customers. Our cost of revenues from continuing operations were $51.4 million and $39.8 million for the six months ended June 30, 2026 and 2025, respectively.

Selling and marketing expenses

Selling and marketing expenses from continuing operations primarily consist of (i) promotion and advertising expenses; (ii) freight and warehouse expenses; (iii) payroll and welfare expenses, including salaries, social insurance and housing funds for our personnel in sales department; (iv) human resource service fees and IT service fees; and (v) other miscellaneous expenses.

	For the Six Months Ended June 30,
	2026	2025
Promotion and advertising expenses	$1,396,906	$1,680,665
Freight expenses and warehouses	1,210,548	582,483
Payroll and welfare expenses	968,694	503,136
Human resource service fees and IT service fees	11,237	524,064
Others	111,720	172,775
	$3,699,105	$3,463,123

General and administrative expenses

General and administrative expenses from continuing operations primarily consist of (i) professional expenses, mainly including legal consulting fees for our daily operations and audit fees; (ii) payroll and welfare expenses, including salaries, social insurance and housing funds for our personnel in our general and administrative department; (iii) office rental expenses; and (iv) other miscellaneous expenses.

	For the Six Months Ended June 30,
	2026	2025
Professional expenses	$1,238,819	$1,392,845
Payroll and welfare expenses	650,661	286,212
Office rental expenses	624,754	12,558
Others	466,325	212,591
	$2,980,559	$1,904,206

Taxation

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

Singapore

The Company is subject to corporate income tax for its business operation in Singapore. Corporate income tax is imposed at a flat rate of 17%.

Hong Kong

Ableview Brands, Ableview Management, and Able View are incorporated in Hong Kong and are subject to Hong Kong Profits Tax on the taxable income as reported in their statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate for the first HKD$2 million of assessable profits is 8.25% and assessable profits above HKD$2 million will continue to be subject to the rate of 16.5% for corporations in Hong Kong, effective from the year of assessment 2018/2019. Before that, the applicable tax rate was 16.5% for corporations in Hong Kong.

PRC

Weitong, Beijing Jingyuan, Shanghai Jinglu, Shanghai Jingnan, Zhejiang Jingxiu and Wuhan Jingtong are subject to PRC Corporate Income Tax (“CIT”) on the taxable income in accordance with the relevant PRC income tax laws. Effective from January 1, 2008, the PRC’s statutory Enterprise Income Tax (“EIT”) rate is 25%.

For qualified small and low-profit enterprises, from January 1, 2023 to December 31, 2027, 25% of the first RMB 3.0 million of the assessable profit before tax is subject to the tax rate of 20%. For the six months ended June 30, 2026 and 2025, some PRC subsidiaries are qualified small and low-profit enterprises and thus are eligible for the above preferential tax rates for small and low-profit enterprises.

Results of Operations

The following table sets forth a summary of our condensed consolidated results of operations from continuing operations for the six months ended June 30, 2026 and 2025. This information should be read together with our condensed consolidated financial statements and related notes included elsewhere herein. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the Six Months Ended June 30,
	2026	2025
Revenues
- Product sales to third parties	$56,908,222	$43,777,664
- Product sales to related parties	95,312	—
- Services provided to third parties	2,714,653	2,876,483
Total revenue	59,718,187	46,654,147

Cost of revenue
- Product sales to third parties	(50,300,432)	(38,759,242)
- Product sales to related parties	(70,397)	—
- Services provided to third parties	(1,024,671)	(1,033,384)
Total cost of revenue	(51,395,500)	(39,792,626)

Gross profit	8,322,687	6,861,521

Operating expenses
Selling and marketing expenses	(3,699,105)	(3,463,123)
General and administrative expenses	(2,980,559)	(1,904,206)
Total operating expenses	(6,679,664)	(5,367,329)

Income from operations	1,643,023	1,494,192

Other income (expenses), net
Interest expenses, net	(356,713)	(317,108)
Other income (expenses)	31,271	(32,811)
Foreign currency exchange gain	98,406	225,537
Total other expenses, net	(227,036)	(124,382)

Income before income taxes	1,415,987	1,369,810

Income tax expenses	(452,285)	(1,537,266)

Net income (loss) from continuing operations	963,702	(167,456)

Discontinued operations:
Loss before income taxes from operations of discontinued operation	—	(675,658)
Gain on disposal of discontinued operation	—	4,760,997
Income tax expenses	—	(497,968)
Net income from discontinued operations	—	3,587,371

Net income	$963,702	$3,419,915

Revenues

Our continuing operations generate revenues from (i) sales of beauty and personal care products of international brands over multiple sales channels, and (ii) rendering operations services for online stores owned by cosmetics brands. Our revenues increased by $13.0 million, or 28%, from $46.7 million for the six months ended June 30, 2025 to $59.7 million for the six months ended June 30, 2026. The increase was primarily caused by a $13.2 million increase in sales of beauty and personal care products, driven by increased sales of Clarins products and the addition of three new brands under which we generated product sales.

Cost of revenues

Our cost of revenues from continuing operations increased by $11.6 million, or 29% from $39.8 million for the six months ended June 30, 2025 to $51.4 million for the six months ended June 30, 2026. The increase was primarily attributable to the increase in revenues.

Gross margin

As a result of foregoing, the gross margin from continuing operations slightly decreased to 14% for the six months ended June 30, 2026 from 15% for the six months ended June 30, 2025, respectively.

Selling and marketing expenses

Our selling and marketing expenses from continuing operations increased by $0.2 million, or 7% from $3.5 million for the six months ended June 30, 2025 to $3.7 million for the six months ended June 30, 2026. The increase was mainly due to an increase of $0.6 million in freight and warehouse expenses resulting from an increase in sales of beauty and personal care products and an increase of $0.5 million in payroll and welfare expenses, against a decrease of $0.5 million in human resource service fees and IT service fees, because we recruited employees to replace the workload provided by outsourcing headcount, and a decrease of $0.3 million in promotion and advertising expenses as we strategically reduced spending on underperforming traditional advertising and shifted more of our marketing budget toward higher-ROI digital channels, reflecting our focus on improving operational efficiency.

General and administrative expenses

Our general and administrative expenses from continuing operations were $3.0 million for the six months ended June 30, 2026, compared to $1.9 million for the six months ended June 30, 2025. Such increase was mainly due to an increase of $0.6 million in office rental expenses as we were under two more non-cancellable lease agreements in the six months ended June 30, 2026, an increase of $0.4 million in payroll and welfare expenses as a result of increase in headcount and an increase of $0.1 million in other expenses to support increase sales orders.

Income tax expenses

We recorded income tax expenses from continuing operations of $0.5 million and $1.5 million for the six months ended June 30, 2026 and 2025, respectively.

For the six months ended June 30, 2026, we recorded current income tax expenses from continuing operations of $0.5 million, as compared with $0.5 million for the same period of 2025. The decrease in current income tax expenses was primarily attributable to a decrease in taxable income generated by certain subsidiaries.

For the six months ended June 30, 2026 and 2025, we recorded deferred tax benefits from continuing operations of $21,204 and deferred tax expenses of $1.0 million, respectively. The change in deferred tax benefits from deferred tax expenses was primarily due to an increase in net operating losses in certain subsidiaries.

Net income from discontinued operations

On June 27, 2025, we transferred 100% equity interest in Shanghai Jingyue Trading Co., Ltd. (“Shanghai Jingyue”) to certain unrelated third party (the “Buyer”) at zero consideration. The disposal of Shanghai Jingyue was part of our strategic decision to streamline operations and reallocate resources toward our core brand management business. Shanghai Jingyue had experienced declining sales of certain cosmetic brands, and management expected its financial performance to continue to deteriorate due in part to adverse brand perception. In connection with the disposal of Shanghai Jingyue, we agreed to purchase inventories from Shanghai Jingyue with carrying value of $0.2 million at the original cost of $3.3 million. In addition, the Buyer agreed to waive $4.4 million of liabilities owed by us to Shanghai Jingyue. The disposal resulted in a net increase in income tax expense of $0.3 million, which was included in net income from discontinued operations.

We determined that the disposal of Shanghai Jingyue met the criteria to be classified as a discontinued operation and, as a result, Shanghai Jingyue’s historical financial results are reflected in the Company’s condensed consolidated financial statements as a discontinued operation. The disposal of Shanghai Jingyue represents a strategic shift that has a significant effect on the Company’s financial results, which trigger discontinued operations accounting in accordance with ASC 205-20-45. The results of operations related to the discontinued operations were retroactively reported as loss from discontinued operations in the condensed consolidated statements of operations and comprehensive income.

For the six months ended June 30, 2025, the net income from discontinued operation was comprised of disposal gain of $4.8 million, net loss of $0.7 million and income tax expenses of $0.5 million incurred by Shanghai Jingyue.

Net income

As a result of the foregoing, we reported net income of $1.0 million and $3.4 million for the six months ended June 30, 2026 and 2025, respectively.

Discussion of Certain Balance Sheet Items

The following table sets forth selected information from our consolidated balance sheets as of June 30, 2026 and December 31, 2025. This information should be read together with our consolidated financial statements and related notes included elsewhere herein.

	June 30, 2026	December 31, 2025
ASSETS
Current Assets
Cash and cash equivalents	$4,071,690	$9,010,336
Accounts receivable	16,817,914	12,765,279
Prepayments and other current assets	6,232,087	6,987,633
Inventories	3,299,378	3,347,184
Total Current Assets	30,421,069	32,110,432

Non-current Assets
Property and equipment, net	97,267	117,635
Right of use assets, net	988,479	228,330
Deferred tax assets	1,516,135	1,494,931
Other non-current assets	798,691	598,943
Total Non-current Assets	3,400,572	2,439,839

Total Assets	$33,821,641	$34,550,271

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Short-term loans	$9,590,696	$9,259,172
Accounts payable	1,811,884	1,949,054
Advance from customers	98,589	909,243
Income tax payable	3,989,473	3,626,532
Lease liabilities, current	414,782	93,191
Other payable and accrued expenses	3,029,121	3,934,724
Total Current Liabilities	18,934,545	19,771,916

Non-current Liabilities
Lease liabilities, non-current	595,821	110,622
Amount due to related parties, non-current	3,765,825	4,714,830
Long-term borrowings	2,180,694	2,180,694
Total Non-current Liabilities	6,542,340	7,006,146
Total Liabilities	$25,476,885	$26,778,062

Cash and cash equivalents

Cash and cash equivalents consist of funds deposited with banks and financial institutions and cash on hand, which are highly liquid and are unrestricted as to withdrawal or use.

The total balance of cash and cash equivalents was $4.1 million and $9.0 million as of June 30, 2026 and December 31, 2025, respectively. The change in balance of cash and cash equivalents was primarily due to a decrease in cash of $3.9 million from our operating activities and a decrease in cash of $2.2 million from our investing activities, net off against an increase in cash of $1.4 million from our financing activities.

Accounts receivable

As of June 30, 2026 and December 31, 2025, the accounts receivable were $16.8 million and $12.8 million, respectively. We generally offer credit terms of 90 to 180 days to our customers. For the six months ended June 30, 2026 and 2025, the turnover days for accounts receivable were 45 days and 63 days, respectively, which were well within the credit terms.

Prepayments and other current assets

As of June 30, 2026 and December 31, 2025, the balance of prepayments and other current assets primarily consisted of the following items:

	June 30, 2026	December 31, 2025
Prepayments and other current assets
Prepayments to suppliers	$2,687,141	$3,739,837
Due from a supplier (a)	980,404	1,005,942
Prepaid marketing, advertising and other professional expenses	908,298	823,122
Loans to third parties (b)	1,293,529	1,212,614
Tax recoverable	137,134	7,544
Others	225,581	198,574
	$6,232,087	$6,987,633
Other non-current assets
Long-term deposits	$650,728	$583,591
Others	147,963	15,352
	$798,691	$598,943

(a)	The balance as of June 30, 2026 and December 31, 2025 represented prepayments advanced to one supplier which terminated cooperation with us. We reclassified the balance from prepayments to suppliers to due from suppliers. As of the date of this report, we have collected approximately $0.9 million of the outstanding balance.

(b)	As of June 30, 2026 and December 31, 2025, the balance represented loans provided to Shanghai Jingyue. The loans bear interest rate of 3% per annum and repayable on December 30, 2026.

Inventories

The balance of inventories was $3.3 million and $3.3 million as of June 30, 2026 and December 31, 2025, respectively. The slight decrease in inventory balance was primarily due to a reduction in our stocks of inventories as of June 30, 2026.

Amount due to related parties, noncurrent

As of June 30, 2026 and December 31, 2025, the noncurrent balance of amount due to related parties primarily consisted of the following items:

	June 30, 2026	December 31, 2025
Dividends payable(a)	$3,765,825	$4,629,034
Other payable	-	85,796
	$3,765,825	$4,714,830

(a)	As of June 30, 2026, the dividend payable due to shareholders were due on July 2027. We recorded the dividends payable as non-current liabilities. For the six months ended June 30, 2026 and 2025, we net settled dividends payable of $0.7 million and $14.6 million through net-settlement agreements with respective related parties.

B. Liquidity and Capital Resources

To date, we have financed our operating and investing activities primarily through cash generated from operating activities, borrowings from financial institutions, third parties and related parties and financing through issuance of convertible notes. As of June 30, 2026, our cash and cash equivalents were $4.1 million. Our cash and cash equivalents primarily consist of cash and time deposits with terms of three months or less. For the six months ended June 30, 2026 and 2025, we reported revenues of $59.7 million and $46.7 million, respectively.

Our inventory turnover days were 12 days and 37 days in the six months ended June 30, 2026 and 2025, respectively. In addition, the turnover days for accounts receivable for the six months ended June 30, 2026 and 2025 were 45 days and 63 days, respectively. Longer turnover days for accounts receivable slightly affect our short-term liquidity. We generally grant our customers credit terms up to 90 days.

We do not believe we have a material collection risk under our business model that will have a negative impact on collectability, and no significant written-off occurred historically. Therefore, we do not have substantial doubt on the collectability of the remaining accounts balances, and we did not provide allowance against accounts receivable as of June 30, 2026 and December 31, 2025.

Given the current disparity between the exercise price of the Pubco Warrants (defined below) and the current trading price of the Class B Ordinary Shares, we are unlikely to receive significant proceeds from exercises of the Pubco Warrants in the near future. If we need to obtain external financing, we cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all. Our future liquidity needs and other business reasons could require us to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity or equity-linked securities could result in additional dilution to our shareholders. The incurrence of additional indebtedness would result in increased debt service obligations and operating and financing covenants that would restrict our operations.

We believe that our current cash and cash equivalents and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements and capital expenditures for the next 12 months. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that might restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

For the six months ended June 30, 2026 and 2025, 18% and 14% of our revenues have been in the form of Renminbi. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our PRC Operating Entities are allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, current PRC regulations permit our PRC Operating Entities to pay dividends to us only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Our PRC Operating Entities are required to set aside at least 10% of their after-tax profits after making up for previous years’ accumulated losses each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Historically, our PRC Operating Entities have not paid dividends to us, and they will not be able to pay dividends until they generate accumulated profits. Furthermore, capital account transactions, which include foreign direct investment in and loans to our PRC Operating Entities, must be approved by and/or registered with SAFE, its local branches and certain local banks.

As a Cayman Islands exempted company and offshore holding company, the Cayman holding company is permitted under PRC Laws and regulations to provide funding to our PRC Operating Entities only through loans or capital contributions, subject to the approval, filings or registration of government authorities and limits on the amount of capital contributions and loans. This may delay us from using the proceeds from any future offering to make loans or capital contributions to our PRC Operating Entities.

Cash flows

The following table sets forth a summary of our cash flows for the six months ended June 30, 2026 and 2025 presented:

	For the Six Months Ended June 30,
	2026	2025
Net cash (used in) provided by operating activities from continuing operations	$(3,888,598)	30,287
Net cash provided by operating activities from discontinued operations	—	4,827,758
Net cash (used in) provided by investing activities from continuing operations	(2,220,232)	495,546
Net cash used in investing activities from discontinued operations	—	(311,612)
Net cash provided by (used in) financing activities from continuing operations	1,365,519	(8,989,481)
Net cash used in financing activities from discontinued operations	—	(4,490,841)
Effect of exchange rate changes on cash and cash equivalents	(195,335)	(416,740)
Effect of exchange rate changes on cash and cash equivalents from discontinued operations	—	2,952
Net decrease in cash and cash equivalents, including cash and cash equivalents classified to assets of discontinued operations	(4,938,646)	(8,880,388)
Less: net change in cash and cash equivalents classified to assets of discontinued operations	—	28,257
Cash and cash equivalents of continuing operations at beginning of period	9,010,336	15,191,995
Cash and cash equivalents of continuing operations at end of period	$4,071,690	$6,283,350

Operating activities

Net cash used in operating activities from continuing operations for the six months ended June 30, 2026 was $3.9 million, primarily attributable to net income from continuing operations of $1.0 million, adjusted for changes in operating assets and liabilities, including (i) an increase of $4.1 million in accounts receivable due from third parties as affected by increase in revenues; (ii) a decrease of $1.0 million in prepayments made to suppliers; (iii) a decrease of $0.8 million in advance from customers as a result of corresponding revenues was recognized; and (iv) a decrease of $1.0 million in other payable and accrued expenses.

Net cash provided by operating activities from continuing operations for the six months ended June 30, 2025 was $30,287, primarily attributable to net loss from continuing operations of $0.2 million, adjusted for non-cash item of deferred tax expenses of $1.0 million, and changes in operating assets and liabilities, including (i) an increase of $1.6 million in prepayments for inventories and an increase of $2.7 million in inventories because we purchased more cosmetic products in June 2025 to earn sales rebate from a supplier, (ii) a decrease of $1.1 million in due from related parties as a result of collection of accounts receivable from related parties; and (iii) an increase of $2.4 million in advance from customers which corresponds with an increase in prepayments to suppliers.

Investing activities

For the six months ended June 30, 2026, we reported cash used in investing activities from continuing operations of $2.2 million, which was primarily used in advances of $2.3 million to related parties, partially offset by collection of advances of $51,003 from a related party.

For the six months ended June 30, 2025, we reported cash provided by investing activities from continuing operations of approximately $0.5 million, which was primarily provided by collection of $0.5 million from a third party.

Financing activities

For the six months ended June 30, 2026, we reported cash provided by financing activities from continuing operations of $1.4 million, which primarily consisted of proceeds of $18.2 million from short-term borrowings and proceeds of $3.8 million from borrowings from related parties, partially offset by repayment of short-term borrowings of $18.0 million and repayment of related party borrowings of $2.6 million.

For the six months ended June 30, 2025, we reported cash used in financing activities from continuing operations of $9.0 million, which was primarily used in repayment of $6.7 million to Shanghai Jingyue, repayment of short-term borrowings of $13.2 million, repayment of related party borrowings of $6.4 million, payment of dividends of $57,753, partially net off against proceeds of $14.4 million from short-term borrowings and proceeds of $3.0 million from borrowings from related parties.

Quantitative and Qualitative Disclosures About Market Risk

Foreign Exchange Risk

Foreign currency risk is the risk of loss resulting from changes in foreign currency exchange rates. Fluctuations in exchange rates between the RMB and other currencies in which we conduct business may affect our financial position and results of operations.

Our functional currency is U.S. dollar, and we had four subsidiaries which are operating in Hong Kong with functional currency of Hong Kong dollar and one subsidiary which is operating in Singapore with functional currency of Singapore dollar. We are mainly exposed to foreign exchange risk arising from our cash and cash equivalents dominated in RMB.

In addition, we have five subsidiaries which are operating in mainland China with all of the transactions settled in RMB. We consider that our business in mainland China is not exposed to any significant foreign exchange risk as there are no significant financial assets or liabilities of these subsidiaries denominated in the currencies other than the functional currency.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure.

C. Research and Development, patent and licenses, etc.

We have not engaged in any research and development activities since inception.

D. Trend Information

Other than as disclosed above and elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our revenues, net income (loss), profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

E. Critical Accounting Estimates

We prepare our financial statements in accordance with U.S. GAAP, which requires our management to make judgments, estimates and assumptions. We continually evaluate these judgments, estimates and assumptions based on our own historical experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information and various assumptions that we believe to be reasonable, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our financial statements.

For the six months ended June 30, 2026, we identified no critical accounting estimates in the preparation of our condensed consolidated financial statements.

Recently issued accounting pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in Note 2 of our condensed consolidated financial statements included elsewhere herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 30, 2026	Able View Global Inc.

	By:	/s/ Tang Jing
	Name:	Tang Jing
	Title:	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)